Exhibit 99.4

Home Inns & Hotels
Management Inc.

W0# 59515
▼ FOLD AND DETACH HERE  ▼

Please mark your votes as indicated in this example	☒

	FOR	AGAINST	ABSTAIN

1. The resolution as set out in Item 1 of the Notice of Annual General Meeting regarding the amendment of the Company’s 2006 Share Incentive Plan.	☐	☐	☐

2. The resolution as set out in item 2 of the Notice of Annual General Meeting regarding the amendments of the Company’s memorandum and articles of association.	☐	☐	☐

3. The resolution as set out in Item 3 of the Notice of Annual General Meeting regarding the adoption of an Amended and Restated Memorandum and Articles of Association.	☐	☐	☐

RESTRICTED SCAN LINE AREA	Mark Here for Address Change or Comments SEE REVERSE	☐

Signature	Signature	Date
NOTE: Please sign as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▼ FOLD AND DETACH HERE ▼

HOME INNS & HOTELS MANAGEMENT INC.
Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 5:00 PM New York time on October 28, 2009)
The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York Melon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipt of HOME INNS & HOTELS MANAGEMENT INC. registered in the name of the undersigned on the books of the Depositary as of the close of business September 24, 2009 at the Annual General Meeting of the Shareholders of HOME INNS & HOTELS MANAGEMENT INC. to be held on November 3, 2009 in Hong Kong.
NOTE:
1.
Please direct the Depositary how it is to vote by marking X in the appropriate box opposite the resolution. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

2.
It is understood that, if this form is not signed and returned, the Depositary will deem such holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company.

Address Change/Comments (Mark the corresponding box on the reverse side)	BNYM SHAREHOLDER SERVICES PO BOX 3549 S HACKENSACK NJ 07606-9249

(Continued and to be marked, dated and signed, on the other side)
WO# 59515